NEWS RELEASE

ALDERON STRENGTHENS MINING TEAM WITH ADDITION OF FORMER

IRON ORE COMPANY VICE PRESIDENT AS CHIEF EXECUTIVE OFFICER

July 6th, 2011	(TSX.V: ADV) (OTCQX: ALDFF)

Alderon Resource Corp. (TSX.V: ADV) (OTCQX: ALDFF) (“Alderon”) is pleased to announce the addition of Mr. Tayfun Eldem, P.Eng. as the President and Chief Executive Officer of the Company effective as of September 7, 2011, at which time Mr. Mark J. Morabito will assume the role of Executive Chairman and Mr. Stan Bharti will assume the role of Vice Chairman.

Mr. Eldem has worked for the Iron Ore Company of Canada (“IOC”), a Rio Tinto subsidiary, for more than 20 years. During this period, Mr. Eldem has held many senior roles including Vice President, Expansion Projects & Engineering and Vice President, Operations & Engineering.  Most recently Mr. Eldem was accountable for the development and delivery of a nearly $2.0 billion program of green and brown fields expansion projects.  Additional responsibilities included strategic and tactical oversight of clean air and GHG reduction programs and the execution of sustaining capital investments and mineral exploration.

Prior to his Projects role, Mr. Eldem was responsible for all of IOC’s “Operations” including the mine, process plants, rail and port facilities. Mr. Eldem led a team of about 2,000 to deliver two consecutive years of record annual material movement at the mine and record ore processing through the concentrator.

Mr. Eldem is a professional engineer who graduated from Technical University of Nova Scotia (TUNS) in Halifax and will be based out of Alderon’s Montreal office.

Consistent with the strategic plan to fast track the Kami Project, Mark J. Morabito, Alderon’s co-founder and current President and CEO, will transition with Mr. Eldem and continue to be involved with Alderon as Executive Chairman of its Board of Directors.  Mr. Morabito will focus on Alderon’s capital market program, strategic initiatives, including potential off-take partners and corporate governance matters.  Stan Bharti will transition to Vice Chairman and continue his close working relationship with Mr. Morabito, which has yielded ongoing positive results since they started working together in October 2009.  In addition, Alderon will maintain its association with Forbes & Manhattan Inc. and leverage their proven technical and financial expertise.

Stan Bharti, Director of Alderon states, “I’m thrilled that we are adding such expertise to our development and mining team with Tayfun.  He will be instrumental in maintaining our aggressive timeline to production.  Mark has assembled an unbeatable team and has done an outstanding job in leading them through some impressive milestones.  The entire board looks forward to Tayfun and Mark working with the rest of the management team to advance Alderon through mine development and permitting.”

Alderon has granted Mr. Eldem, under the terms of its stock option plan, options to purchase  1,000,000 common shares at a price of $3.20 per share.  The options are subject to vesting over a two year period and have an expiry date of July 6, 2016.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal and St. John’s.  The 100% owned Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

For more information on Alderon, please visit our website at www.alderonmining.com

ALDERON RESOURCE CORP.

On behalf of the Board

“Stan Bharti”

Executive Chairman

Vancouver Office	Toronto Office
T: 604-681-8030	T: 416-309-2138
F: 604-681-8039	F: 416-861-8165
E: info@alderonmining.com	Montreal Office
www.alderonmining.com	T: 514-989-3135
F: 514-934-4640

Renmark Financial Communications Inc.

Florence Liberski: fliberski@renmarkfinancial.com

Barry Mire: bmire@renmarkfinancial.com

Tel.: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about permitting, development, timing and potential of production at the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; fluctuations in commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the risk factors section of the Company’s Annual Information Form for the year ended December 31, 2010 or other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing unduecertainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.